02021379

RECEIVED FEB 28 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/6/02

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PXP Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

56 Prospect Street
(No. and Street)

Hartford,	CT	06115-0480
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene A. Charon — 860 403-6204
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

100 Pearl Street	Hartford,	CT	06103
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21

OATH OR AFFIRMATION

I, William R. Moyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PXP Securities Corp., as of December 31, ~~19~~x2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Senior Vice President and Chief Financial Officer

Title

Notary Public

YVONNE McGHEE JONES
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Accountants

To the Board of Directors and Shareholder of
PXP Securities Corp.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of PXP Securities Corp. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 at December 31, 2001) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
February 25, 2002

PXP Securities Corp.
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$ 1,417,007
Commissions receivable	188,732
Deposits with clearing firms	83,679
Prepaid expenses	154,248
Total assets	$ 1,843,666

Liabilities and Shareholder's Equity

Accounts payable and accrued expenses	$ 13,460
Payables to related parties	651,408
Total liabilities	664,868

Shareholder's Equity

Common stock, no par value, 200 shares authorized, issued and outstanding	470,340
Retained earnings	708,458
Total shareholder's equity	1,178,798
Total liabilities and shareholder's equity	$ 1,843,666

The accompanying notes are an integral part of these statements.

PXP Securities Corp.
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Statement of Income
For the Year Ended December 31, 2001

Operating Revenues	
Commissions	$ 8,426,082
Dividends and interest	54,210
Total operating revenues	8,480,292
Operating Expenses	
Clearance costs	4,775,714
Affiliated brokerage services	1,302,492
Outside services	986,095
Other operating expenses	190,041
Total operating expenses	7,254,342
Income before income taxes	1,225,950
Provision for income taxes	437,277
Net income	$ 788,673

The accompanying notes are an integral part of these statements.

PXP Securities Corp.

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2001

	Common Stock	Retained Earnings	Total Shareholder's Equity
Balances at January 1, 2001	$ 470,340	$ 1,419,785	$ 1,890,125
Net income		788,673	788,673
Dividend		(1,500,000)	(1,500,000)
Balances at December 31, 2001	$ 470,340	$ 708,458	$ 1,178,798

The accompanying notes are an integral part of these statements.

PXP Securities Corp.
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 788,673
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Receivables from related parties	26,430
Commissions receivable	116,921
Deposits with clearing firms	(25,000)
Prepaid expenses	(29,257)
Accounts payable and accrued expenses	(58,540)
Payables to related parties	539,361
Net cash provided by operating activities	1,358,588
Cash flows from financing activities:	
Dividends	(1,500,000)
Net decrease in cash and cash equivalents	(141,412)
Cash and cash equivalents, beginning of year	1,558,419
Cash and cash equivalents, end of year	$ 1,417,007
Supplemental cash flow information:	
Income taxes refunded, net	$ (46,733)

The accompanying notes are an integral part of these statements.

PXP Securities Corp.
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Notes to Financial Statements
December 31, 2001

1. Operations

PXP Securities Corp. (PSC), a broker-dealer registered under the Securities Exchange Act of 1934, as amended, provides trading services exclusively for affiliated investment advisors and their clients. PSC is the introducing broker in relationships with unaffiliated firms that act as the clearing brokers.

PSC is a wholly-owned subsidiary of Phoenix Investment Partners, Ltd. (PXP). On January 11, 2001, pursuant to a Merger Agreement between PXP and PM Holdings, Inc., PM Holdings, Inc. acquired the outstanding shares of PXP not already owned by PM Holdings, Inc., and PXP became a wholly-owned subsidiary of PM Holdings, Inc.

On June 19, 2001 Phoenix Home Life Mutual Insurance Company completed a demutualization and plan of reorganization in which Phoenix Home Life Mutual Insurance Company was renamed Phoenix Life Insurance Company (Phoenix Life), and became a wholly-owned subsidiary of The Phoenix Companies, Inc. (PNX), a newly formed publicly traded company. PXP became an indirect wholly-owned subsidiary of PNX as a result of PM Holdings, Inc. transferring its interest in PXP to Phoenix Investment Management Company, Inc., a wholly-owned subsidiary of PNX.

2. Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Basis of Presentation

PSC's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates. Accordingly, certain amounts in the financial statements contain estimates made by management. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with original maturities of three months or less at the time of purchase.

Revenue Recognition

Commissions earned are recorded on a trade date basis and are computed based upon contractual agreements. Clearance costs, included in operating expenses, include clearing charges, commissions paid to executing brokers, and other trading costs.

Income Taxes

PSC accounts for income taxes under the provisions of SFAS No. 109, *"Accounting for Income Taxes."* The statement requires an asset and liability approach to accounting for income taxes. Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes. SFAS No. 109 allows recognition of deferred tax assets that are more likely than not to be realized in future years. At December 31, 2001, PSC had no deferred tax assets.

PSC files as a part of the PNX consolidated federal and state income tax returns as a result of PXP's privatization (see Note 1). PSC is a party to a tax sharing agreement by and among PNX and its subsidiaries in which taxes are allocated as if they had been calculated on a separate company basis. Benefits for any net operating loss or other tax credit used to offset a tax liability of the consolidated group will be provided to the extent such loss or credit is utilized in the consolidated returns.

3. Income Taxes

The components of the provision for income taxes for the year ended December 31, 2001 are as follows:

Current	
Federal	$ 424,670
State and local	12,607
Total provision for income taxes	$ 437,277

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense recognized in the Statement of Income for the year ended December 31, 2001:

Statutory rate	35.0%
State income taxes, net of federal benefit	0.7
Effective income tax rate	35.7%

4. Capital and Reserve Requirement Information

As a broker-dealer registered with the Securities and Exchange Commission, PSC is subject to certain rules regarding minimum net capital. PSC operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital, and resultant ratios for PSC as of December 31, 2001 are as follows:

Aggregate indebtedness	$ 669,842
Net capital	912,057
Ratio of aggregate indebtedness to net capital	.73 to 1

At December 31, 2001, PSC's minimum required net capital is $44,656 based on its aggregate indebtedness. PSC, as an introducing broker, clears all trades with and for customers on a fully disclosed basis with a clearing broker that carries all of the customers' accounts. Accordingly, PSC is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph k(2)(ii) of such rule.

5. Other Related Party Transactions

Revenues

PSC earned $1,160,768 in commissions from affiliated mutual funds. PSC's transactions with affiliates comprised approximately 14% of operating revenues for the year ended December 31, 2001. PSC believes that its transactions with these affiliates were competitive with alternative third party sources for each service provided.

Receivables from Related Parties

Commissions receivable includes $4,888 as of December 31, 2001 from related parties.

Expenses

PSC has been allocated $1.3 million of expenses by Phoenix Investment Counsel, Inc. (PIC), an indirect wholly owned subsidiary of PXP, for trading activity and other brokerage services provided by PIC on PSC's behalf.

Payables to Related Parties

Payables to related parties as of December 31, 2001 consist of the following:

Tax sharing with PNX	$ 459,451
Expenses paid by PXP on PSC's behalf	191,957
Total	$ 651,408

6. Contingencies

PSC is contingently liable to its clearing broker in the event that cash payment requirements of customer securities transactions are not fulfilled and for the failure of delivery of securities sold by a customer. PSC believes that, since it only trades with customer invested funds, the risk of loss is remote.

PXP Securities Corp. **Schedule I**
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Computation of Net Capital Under Rule 15c3-1 **Additional Information**
December 31, 2001

Net Capital		
Total shareholder's equity, allowable for purposes of net capital computation		$ 1,178,798
Less nonallowable assets:		
Receivables from related parties	$ 4,974	
Commissions receivable	84,000	
Prepaid expenses	154,248	243,222
Net capital before specific reduction in the market value of securities		935,576
Less securities haircuts pursuant to Rule 15c3-1		23,519
Net capital		$ 912,057
Aggregate Indebtedness		
Total liabilities included in statement of financial condition		$ 664,868
Difference resulting from offsetting various asset accounts against related liabilities		4,974
Aggregate indebtedness		$ 669,842
Minimum net capital required to be maintained (greater of 6-2/3% of $669,842 or $25,000)		$ 44,656
Net capital in excess of minimum requirements ($912,057 - $44,656)		$ 867,401
Ratio of aggregate indebtedness to net capital		.73 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by PXP Securities Corp. in Part II-A of the FOCUS Report on Form X-17A-5 at December 31, 2001.

The accompanying notes are an integral part of this supplemental schedule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Shareholder of
PXP Securities Corp.:

In planning and performing our audit of the financial statements and supplemental schedules of PXP Securities Corp. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute,

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2002